SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )*

NBCI Automatic Common Exchange Security Trust
(Name of Issuer)

$5.90 Trust Automatic Common Exchange Securities
(Title of Class of Securities)

62873C206
(CUSIP Number)

Michael Katz, Esq., 2 American Lane,  Greenwich,  Connecticut  06836-2571,  Tel:
(203) 862-8000 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)
                               (Page 1 of 9 Pages)


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  90,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  90,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  90,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.2%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  90,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  90,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  90,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.2%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1(a).        Name of Issuer:

         NBCI Automatic Common Exchange Security Trust (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         c/o Goldman, Sachs & Co.
         85 Broad Street
         New York, New York 10004

Item 2(a).        Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman (the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

The principal business address for Paloma and Mr. Sussman is 2 American Lane, Greenwich, Connecticut 06836-2571.

Item 2(c).        Citizenship:

         Paloma is a Delaware limited partnership and Mr. Sussman is a citizen of the United States.

Item 2(d).        Title of Class of Securities

$5.90  Trust  Automatic  Common  Exchange  Securities  ("Trust  Common  Exchange
Stock").

Item 2(e).        CUSIP Number: 62873C206

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e) [ ] An   investment   adviser   in   accordance   with   Rule
                  13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   The Reporting Persons beneficially own an aggregate of 90,000 shares of Trust Common Exchange Stock.

          (b)      Percent of class:

                   Paloma's  beneficial  ownership  of  90,000  shares  of Trust
                   Common  Exchange  Stock   constitutes  7.2%  of  all  of  the
                   outstanding shares of Trust Common Exchange Stock.

                   S. Donald Sussman's beneficial ownership of 90,000 shares of Trust Common Exchange Stock constitutes 7.2% of all of the outstanding shares of Trust Common Exchange Stock.

                   Together, the Reporting Persons have beneficial ownership of 7.2% of all of the outstanding shares of Trust Common Exchange Stock.

          (c) Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Paloma has the sole power to vote or direct the vote of 90,000 shares of Trust Common Exchange Stock.

                        S. Donald Sussman has the sole power to vote or direct the vote of 90,000 shares of Trust Common Exchange Stock.

                   (ii) Shared power to vote or to direct the vote

                        Not applicable.

                   (iii) Sole power to dispose or to direct the disposition of

                        Paloma has the sole power to dispose or direct the disposition of 90,000 shares of Trust Common Exchange Stock.

                        S. Donald Sussman has the sole power to dispose or direct the disposition of 90,000 shares of Trust Common Exchange Stock.

                   (iv) Shared power to dispose or to direct the disposition of

                        Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Paloma owns 90,000 of its shares of Trust Common Exchange Stock through its subsidiary Sunrise Partners L.L.C., a Delaware limited liability company.

Item 8.   Identification and Classification of Members of the Group.

          See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:             June 22, 2000

          PALOMA INTERNATIONAL L.P.
                   By:  Latitude L.L.C., general partner


                           By: /s/ Michael J. Berner
                               Michael J. Berner,
                                 Vice President



          /s/ S. Donald Sussman
          S. Donald Sussman

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the trust automatic common exchange securities of NBCI Automatic Common Exchange Security Trust dated June 22, 2000 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:             June 22, 2000

          PALOMA INTERNATIONAL L.P.
                   By:  Latitude L.L.C., general partner


                           By: /s/ Michael J. Berner
                               Michael J. Berner,
                                 Vice President



          /s/ S. Donald Sussman
          S. Donald Sussman

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP



Paloma International L.P.
S. Donald Sussman